Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Lawson Products, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

H. George Mann

1186 Linden Ave.

Highland Park, Illinois 60035

(847) 433-2298

Copy to:

Matthew S. Brown, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520776105	Page 2 of 10 Pages

1

NAMES OF REPORTING PERSON

H. George Mann, solely as trustee of each of SLP 2003 Trust A, created March 6, 2008; SLP 2003 Trust B, created March 6, 2008; SLP 2003 Trust C, created March 6, 2008; and SLP 2003 Trust D, created March 6, 2008

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,345,000 shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 9 above.	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.52 percent based on 8,511,022 shares of common stock outstanding as of March 5, 2009**
14	TYPE OF REPORTING PERSON IN

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.
**	See Item 3 and Item 6 below.

CUSIP No. 520776105	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON SLP 2003 Trust A, created March 6, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 781, 667 shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 9 above.	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.17 percent based on 8,511,022 shares of common stock outstanding as of March 5, 2009**
14	TYPE OF REPORTING PERSON OO

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.
**	See Item 3 and Item 6 below.

CUSIP No. 520776105	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON SLP 2003 Trust B, created March 6, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 781, 667 shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 9 above.	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.17 percent based on 8,511,022 shares of common stock outstanding as of March 5, 2009**
14	TYPE OF REPORTING PERSON OO

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.
**	See Item 3 and Item 6 below.

CUSIP No. 520776105	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON SLP 2003 Trust C, created March 6, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 390,833 shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 9 above.	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.59 percent based on 8,511,022 shares of common stock outstanding as of March 5, 2009**
14	TYPE OF REPORTING PERSON OO

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.
**	See Item 3 and Item 6 below.

CUSIP No. 520776105	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON SLP 2003 Trust D, created March 6, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 390,833 shares*
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 9 above.	☐
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.59 percent based on 8,511,022 shares of common stock outstanding as of March 5, 2009**
14	TYPE OF REPORTING PERSON OO

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.
**	See Item 3 and Item 6 below.

CUSIP No. 520776105	Page 7 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, $1.00 par value (the “Common Stock”), of Lawson Products, Inc, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1666 East Touhy Avenue, Des Plaines, Illinois 60018.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Schedule 13D are H. George Mann (“Mann”), solely as trustee of each of SLP 2003 Trust A, created March 6, 2008, SLP 2003 Trust B, created March 6, 2008, SLP 2003 Trust C, created March 6, 2008, and SLP Trust D, created March 6, 2008 (each an “SLP 2003 Trust” and collectively the “SLP 2003 Trusts”), and each of the SLP 2003 Trusts ( Mann and the SLP 2003 Trusts, collectively the “Reporting Persons”). Mann is the sole trustee of the SLP 2003 Trusts and has sole power to act on behalf of the SLP 2003 Trusts.

(b) Mann’s and the SLP 2003 Trusts’ address is 1186 Linden Ave., Highland Park, Illinois, 60035.

(c) Mann is retired. The SLP 2003 Trusts are family planning vehicles of the family of Sidney L. Port.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f) Mann is a United States citizen and the SLP 2003 Trusts are formed under the law of the State of Illinois.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to certain secured promissory notes (the “Notes”), the SLP 2003 Trusts loaned an aggregate of $11,625,000 to the Sidney L. Port Trust, dated July 22, 1970 (the “Estate”) for family estate tax planning purposes. The Estate and Port Investments, L.P., another Port family entity, pledged an aggregate of 2,345,000 shares (the “Shares”) of the Issuer as collateral for those loans. The SLP 2003 Trusts made loans to the Estate with cash obtained from assets held by the SLP 2003 Trusts.

ITEM 4.	PURPOSE OF TRANSACTION

Due to the market price of the Issuer’s common shares falling below a certain level, the Reporting Persons acquired the right, but are not obligated, to dispose of the Shares. The Reporting Persons may dispose of the Shares at any time and from time to time in the open market, in privately negotiated transactions or otherwise. All proceeds from any sale of Shares would be held as collateral to satisfy the obligations of the Estate under the Notes. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons, the scope of possible activities is subject to change. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 520776105	Page 8 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Number of shares: 2,345,000 shares

Percentage of shares: 27.52%

(b)	Sole power to vote or direct the vote: 0 shares

Shared power to vote or direct the vote: 0 shares

Sole power to dispose or to direct the disposition: 2,345,000 shares*

Shared power to dispose or direct the disposition: 0

(c) Other than acquiring the right to dispose of the Shares as reported in Item 4 above, the Reporting Persons have not had any transactions in the Issuer’s shares of common stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

*	The Reporting Persons are pledgees of the shares and, due to the occurrence of certain events, have acquired the right to sell the shares. The owners of the shares also have the right to sell the shares under certain conditions. See Item 6 below.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mann is the trustee of the SLP 2003 Trusts. As noted above in Item 3, the SLP 2003 Trusts loaned an aggregate of $11,625,000 to the Estate for family estate tax planning purposes, and the Estate and Port Investments, L.P. pledged the Shares as collateral for those loans. Those pledges are pursuant to Pledge Agreements between each of the SLP 2003 Trusts and the Estate and Port Investments, L.P., respectively. Under the terms of these Pledge Agreements , the SLP 2003 Trusts were granted the right to sell some or all of the Shares upon the occurrence of certain events, including if the value of the Shares plus one and one half times the amount of any cash collateral posted for the Notes (including cash proceeds from the sale of Shares) fell below a certain level (a “Coverage Event”). Such Coverage Event occurred as of March 20, 2009 and the Reporting Persons became entitled, but not obligated, to sell Shares until the sales generate aggregate cash up to the Adjusted Aggregate Loan Exposure under the Pledge Agreements, which, as of the date hereof, is approximately $22,686,000. Under the terms of the Pledge Agreements, this amount increases over time. The owners of the Shares still retain the sole right to vote them. The owners of the Shares also remain entitled to sell all or part of the Shares if, after giving effect to such sale, a Coverage Event would no longer be continuing and the cash proceeds of such sale is pledged as additional collateral for the obligations under the Notes. Under the terms of the Pledge Agreements, at all times that a Coverage Event exists and is continuing, the SLP 2003 Trusts are entitled to receive and to hold any dividends paid on the Shares.

The description of the terms of the Pledge Agreements and the Notes contained in this Item 6 is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Pledge Agreements and the Notes referred to in Item 7 below as Exhibits 99.2 through and including 99.13, respectively, and each of which is incorporated herein by reference.

CUSIP No. 520776105	Page 9 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement.

Exhibit 99.2:	Secured Promissory Note, dated March 11, 2008, by The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, in favor of the SLP 2003 Trust A, created March 6, 2008.

Exhibit 99.3:	Pledge Agreement, dated March 11, 2008, by and between The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, and the SLP 2003 Trust A, created March 6, 2008.

Exhibit 99.4:	Pledge Agreement, dated March 11, 2008, by and between Port Investments, L.P. and the SLP 2003 Trust A, created March 6, 2008.

Exhibit 99.5:	Secured Promissory Note, dated March 11, 2008, by The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, in favor of the SLP 2003 Trust B, created March 6, 2008.

Exhibit 99.6:	Pledge Agreement, dated March 11, 2008, by and between The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, and the SLP 2003 Trust B, created March 6, 2008.

Exhibit 99.7:	Pledge Agreement, dated March 11, 2008, by and between Port Investments, L.P. and the SLP 2003 Trust B, created March 6, 2008.

Exhibit 99.8:	Secured Promissory Note, dated March 11, 2008, by The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, in favor of the SLP 2003 Trust C, created March 6, 2008.

Exhibit 99.9:	Pledge Agreement, dated March 11, 2008, by and between The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, and the SLP 2003 Trust C, created March 6, 2008.

Exhibit 99.10:	Pledge Agreement, dated March 11, 2008, by and between Port Investments, L.P. and the SLP 2003 Trust C, created March 6, 2008.

Exhibit 99.11:	Secured Promissory Note, dated March 11, 2008, by The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, in favor of the SLP 2003 Trust D, created March 6, 2008.

Exhibit 99.12:	Pledge Agreement, dated March 11, 2008, by and between The Sidney L. Port Trust Dated July 22, 1970, dated July 22, 1970 as restated, and the SLP 2003 Trust D, created March 6, 2008.

Exhibit 99.13:	Pledge Agreement, dated March 11, 2008, by and between Port Investments, L.P. and the SLP 2003 Trust D, created March 6, 2008.

CUSIP No. 520776105	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of March, 2009

SLP 2003 Trust A, created March 6, 2008		SLP 2003 Trust B, created March 6, 2008

By:	/s/ H. George Mann	By:	/s/ H. George Mann
	H. George Mann, solely as Trustee		H. George Mann, solely as Trustee

SLP 2003 Trust C, created March 6, 2008		SLP 2003 Trust D, created March 6, 2008

By:	/s/ H. George Mann	By:	/s/ H. George Mann
	H. George Mann, solely as Trustee		H. George Mann, solely as Trustee

/s/ H. George Mann
H. George Mann, solely as Trustee